SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 001-12216

Crown American Realty Trust

(Exact name of registrant as specified in its charter)

Pasquerilla Plaza

Johnstown, PA 15901

(814) 536-4441

(Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

Common Shares of Beneficial Interest, par value $.01 per share

11.00% Senior Preferred Shares, par value $.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [X] Rule 12g-4(a)(1)(ii) [ ] Rule 12g-4(a)(2)(i) [ ] Rule 12g-4(a)(2)(ii) [ ] Rule 12h-3(b)(1)(i) [ ]	Rule 12h-3(b)(1)(ii) [ ] Rule 12h-3(b)(2)(i) [ ] Rule 12h-3(b)(2)(ii) [ ] Rule 15d-6 [ ]

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, Crown American Realty Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 20, 2003	By: Pennsylvania Real Estate Investment Trust,
as successor issuer upon the merger of Crown
American Realty Trust with and into
Pennsylvania Real Estate Investment Trust

By: /s/Bruce Goldman
Bruce Goldman
Executive Vice President, General Counsel and
Assistant Secretary